Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Landmark Infrastructure Partners LP and Landmark Infrastructure Finance Corp. for the registration of an aggregate of $750 million of common units, preferred units, and debt securities and to the incorporation by reference therein of our report dated February 20, 2019, with respect to the consolidated and combined financial statements and schedule of Landmark Infrastructure Partners LP, included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

December 3, 2019